Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR EAST MEADOW NY 11554
TEL 516 833 5034 FAX 516 977 1209 WWW.FLEMINGPLLC.COM

July 3, 2008

Karen J. Garnett, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	EMVELCO Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 001-12000
Filed June 18, 2008

Dear Ms. Garnet:

This firm is counsel to Emvelco Corp. (the “Company”). Below, please find our responses to your June 26, 2008 comment letter.

1.
We note that you have entered into an Agreement and Plan of Exchange with Davy Crockett Gas Company, LLC and its members and that you issued Series A Convertible Preferred Stock to these members pursuant to the terms of the amended agreement. We also note that you are seeking shareholder approval of the issuance of common shares upon conversion of the Series A preferred shares and an increase in the amount of authorized shares of common stock from 35,000,000 to 400,000,000. Please revise the proxy statement to discuss the consequences if you do not receive shareholder approval for the proposals, including any impact on your agreement with Davy Crockett Gas Company.

Responses

We have revised the proxy to discuss the implications of not obtaining shareholder  approval of the issuance of up to 50,000,000 shares of common stock and the approval of  the amendment to the certificate of incorporation to increase the authorized shares from  35,000,000 to 400,000,000. The principal implication of not receiving shareholder approval is that the Company will be required to continue to pay dividends on the Series  A Preferred Stock, which, in turn will have a negative implication on our results of our  operations.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

/s/Stephen M. Fleming
Stephen M. Fleming